SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                           For the month of July 2006
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

A copy of the Registrant's:

(a) Interim financial statements for the second quarter, three months ended June 30, 2006.

is furnished herewith and is incorporated by reference into the following Registration Statements:

                  Registration Statement on Form S-8 #33-47673
                  Registration Statement on Form S-8 #333-520
                  Registration Statement on Form S-8 #333-9076
                  Registration Statement on Form S-8 #333-9078
                  Registration Statement on Form S-8 #33-86218
                  Registration Statement on Form S-8 #33-77308
                  Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424

A copy of the Registrant's:

(b) section 302 certification of principal executive officer; (c) section 302 certification of principal financial officer;
(d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of June 30, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 NOVA Chemicals Corporation


                                 /s/ Jack S. Mustoe
                                 ----------------------------------------------
                                 Jack S. Mustoe
                                 Senior Vice-President Legal, General Counsel
                                 and Corporate Secretary







July 20, 2006

                                    EXHIBITS

Attached hereto is:

       99.1 the interim financial statements of NOVA Chemicals Corporation for the second quarter, three months ended June 30, 2006;

       99.2    section 302 certification of principal executive officer;

       99.3    section 302 certification of principal financial officer;

       99.4 certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

       99.5 certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                    Exhibit 99.1

            NOVA Chemicals: Business Conditions Strengthen

    PITTSBURGH--(BUSINESS WIRE)--July 20, 2006--All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX)(TSX:NCX) reported net income of $108 million ($1.30 per share diluted) for the second quarter of 2006. The second quarter's net income compares to a net loss of $5 million ($0.06 per share) for the first quarter of 2006 and a net loss of $25 million ($0.29 per share) for the second quarter of 2005.
    During the second quarter, NOVA Chemicals restructured into three business units. Net income from the businesses is shown below:

Core Business: $147 million or $1.77 per share
----------------------------------------------
   1. Olefins/Polyolefins
   2. Expandable Polystyrene/Styrenic Performance Products

3. STYRENIX: $(45) million or $(0.54) per share
-----------------------------------------------
The following unusual items had a net positive impact of $52 million or $0.62 per share on second quarter earnings:

 -- Canadian tax rate reductions    $60 million or $0.72 per share
 -- June Corunna outage             $(8) million or $(0.10) per share

    "Business conditions and our results improved through the second quarter. With meaningful benefits from our restructuring, we will deliver total annual cost reductions of approximately $65 million by the end of the third quarter that will positively impact company results," said Jeff Lipton, NOVA Chemicals' President and CEO. "Our restructuring will refocus NOVA Chemicals on our core business, whose strength will be clear, while positioning STYRENIX as a potential catalyst for change in the industry."

    Second Quarter Snapshot

    Olefins/Polyolefins:

    -- Net income of $151 million compared to $70 million in the previous quarter

    -- Alberta Advantage of 14 cents per pound of ethylene cash cost, up from 5 cents per pound in the first quarter

    -- Polyethylene Performance Products sales volumes increased by 20% versus the previous quarter

    -- Canadian corporate tax rate reduction from 34% to 33% in 2006 and 30% by 2010

    Expandable Polystyrene/Styrenic Performance Products (EPS/SPP):

    -- Net loss of $4 million compared to a net loss of $6 million in the previous quarter

    -- ARCEL(R) resin capacity expansions completed as scheduled by the end of the quarter

    STYRENIX:

    -- Net loss of $45 million compared to a net loss of $39 million in the previous quarter

    -- Restructuring will enable cost reductions of $45 million per year

    NOVA Chemicals will host a conference call today, Thursday, July 20, 2006, for investors and analysts at 10 a.m. EDT (8 a.m. MDT; 7 a.m. PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3190159). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX).

NOVA Chemicals Highlights
(millions of U.S. dollars except per share amounts and as noted)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                                2006    2006    2005    2006     2005
                              ------- ------- ------- -------- -------
Net income (loss)
Core
----
   Olefins/Polyolefins          $151     $70     $56     $221    $169
   EPS/SPP                        (4)     (6)     (6)     (10)     (6)
STYRENIX                         (45)    (39)    (71)     (84)    (91)
--------
Corporate and other(1)             6     (30)     (4)     (24)     (3)
                              ------- ------- ------- -------- -------
Net income (loss)               $108     $(5)   $(25)    $103     $69
                              ======= ======= ======= ======== =======

Earnings (loss) per common
 share
  - basic                      $1.31  $(0.06) $(0.29)   $1.25   $0.84
  - diluted                    $1.30  $(0.06) $(0.29)   $1.24   $0.82

Weighted-average common shares
 outstanding (millions)(2)(3)
  - basic                         83      82      82       83      83
  - diluted                       83      82      82       83      90


Revenue                       $1,619  $1,553  $1,329   $3,172  $2,817
Adjusted EBITDA(4)              $189    $121     $75     $310    $317

Depreciation and amortization    $77     $72     $74     $149    $146
Funds from operations           $101     $59     $45     $160    $197
Capital expenditures             $64     $41    $115     $105    $188
Average capital employed(5)   $3,769  $3,579  $3,354   $3,674  $3,373
After-tax return (loss) on
 capital employed(6)            14.6%    2.9%  (0.5)%     8.9%    6.4%
Return (loss) on average
 common equity(7)               31.8%   (1.6)% (7.2)%    15.8%    9.9%

(1) See tables on page 11 for a description of all Corporate Items.
(2) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share (see Note 7, page 22).
(3) For periods where there are losses, diluted shares are the same as basic shares because outstanding securities such as stock options that could potentially dilute earnings per share would be anti-dilutive and are therefore excluded from outstanding diluted shares.
(4) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 17 and Supplemental Measures on page 11).
(5) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 11).
(6) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 11).
(7) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars
except as noted)               Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006    2005     2006    2005
                              ------- ------- ------- -------- -------
Revenue(1)                    $1,078  $1,008    $851   $2,086  $1,809
Operating income                $160    $129    $101     $289    $288
Depreciation and amortization     46      43      42       89      83
                              ------- ------- ------- -------- -------
Adjusted EBITDA(2)              $206    $172    $143     $378    $371
Net income                      $151     $70     $56     $221    $169
Capital expenditures             $28     $19     $62      $47    $108
Average capital employed(3)   $2,482  $2,314  $2,000   $2,398  $2,024
After-tax return on capital
 employed(4)                    27.0%   15.1%   13.1%    21.3%   18.7%

(1) Before intersegment eliminations.
(2) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 11).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)       Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30   June 30
                               2006    2006    2005    2006      2005
                             ------- ------- ------- --------- -------
Benchmark Principal Products:
Ethylene(2)                   $0.47   $0.50   $0.38     $0.48   $0.40
Polyethylene - LLDPE butene
 liner(3)                     $0.63   $0.69   $0.51     $0.66   $0.55
Polyethylene - weighted-
 average benchmark(4)         $0.66   $0.70   $0.55     $0.68   $0.59

Benchmark Raw Materials:
NYMEX natural gas (dollars
 per mmBTU)(5)                $6.82   $9.07   $6.80     $7.95   $6.56
WTI crude oil (dollars per
 barrel) (6)                 $70.69  $63.48  $53.17    $67.09  $51.51

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
    Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close, values in millions of British Thermal Units (mmBTU).
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)            Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                                2006    2006    2005    2006     2005
                              ------- ------- ------- -------- -------

Standard Products                691     615     620    1,306   1,279
Performance Products(1)          146     122     105      268     201
                              ------- ------- ------- -------- -------
Total                            837     737     725    1,574   1,480
                              ======= ======= ======= ======== =======

(1) Performance Products include SCLAIR(R) and SURPASS(R) resins produced at the Joffre site using Advanced SCLAIRTECH(TM) technology.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 16.

    Review of Operations
    Olefins/Polyolefins

    The Olefins/Polyolefins business unit reported net income of $151 million in the second quarter of 2006 compared to net income of $70 million in the first quarter. Of the $81 million improvement, $60 million was the result of reduced tax rates in Canada (see page 5). The remaining improvement was primarily due to margin increases and expanded Corunna operations. Margins improved as lower prices were more than offset by lower feedstock costs. Volume was up mainly due to the first quarter impact of the extended Corunna outage.

    Ethylene and Feedstocks

    USGC ethylene benchmark prices averaged 47 cents per pound in the second quarter of 2006 compared to 50 cents per pound in the first quarter.
    The average price of NYMEX contract natural gas was down 25% to $6.82 per mmBTU. USGC ethane prices averaged 157% of NYMEX natural gas cash prices, up from an average of 112% in the previous quarter. AECO cash natural gas prices were down 18% from the first quarter to $5.35 per mmBTU in the second quarter.
    The Alberta Advantage averaged 14 cents per pound of cash cost of ethylene production in the second quarter of 2006, up significantly from 5 cents per pound in the first quarter. The advantage strengthened as NOVA Chemicals' ethane costs decreased by 16%, while ethane prices on the USGC increased 19%. USGC ethane prices rose due to strong demand for ethane feedstock, resulting from high USGC ethylene operating rates as well as the rapid increase in the costs of alternative feeds. In July, the Alberta Advantage was widened further to approximately 20 cents per pound. Alberta advantaged ethylene is used to produce approximately 65% of NOVA Chemicals' total polyethylene.
    The average price of WTI crude oil was up 11% to $70.69 per barrel in the second quarter. This increase in crude oil feedstock cost was more than offset by higher co-product revenues from the Corunna flexi-cracker.
    In the second quarter, the Corunna flexi-cracker was fully operational until June 19, when production at the facility was stopped due to the inadvertent activation of a process shutdown switch by a third-party contractor. The resulting financial impact in the second quarter was $8 million after-tax. The facility returned to normal operations within two weeks of the stoppage. The financial impact in the third quarter will be approximately $1 million after-tax.

    Polyethylene

    NOVA Chemicals' total polyethylene sales volume for the second quarter was 837 million pounds, up 100 million pounds from the previous quarter, mainly reflecting increased ethylene availability from Corunna.
    International sales volumes decreased 7% quarter-over-quarter to 95 million pounds primarily due to a focus on improved domestic sales and margin opportunities. International sales represented 11% of total polyethylene sales in the second quarter.
    North American polyethylene demand exceeded supply in the second quarter even though producer operating rates averaged 92%. During the same period, the American Plastics Council (APC) reported that North American producer inventories were reduced to 36 days of sales by the end of the quarter, which is at the low end of the historical range. NOVA Chemicals finished the second quarter with 22 days of polyethylene inventory, up from 18 days at the end of the first quarter.
    A 6 cents per pound polyethylene price increase was implemented in North America in May and June, reversing the industry trend of five straight months of 4 cents per pound price decreases through April. Two polyethylene price increases totaling 12 cents per pound were announced during the second quarter and are expected to be implemented in the third quarter.

    Performance Products

    Second quarter sales of polyethylene Performance Products manufactured using Advanced SCLAIRTECH technology were 146 million pounds, or 69% of the plant's 213 million pound quarterly capacity, up from 57% in the previous quarter. Second quarter sales volume increased 20% from the first quarter of 2006 and 39% versus the second quarter of 2005. The commercialization of new products for molding applications continues to drive the growth of Performance Product sales.

    Canadian Tax Rate Reductions

    During the second quarter of 2006, the Canadian federal and Alberta provincial governments passed legislation that will reduce income tax rates in their jurisdictions. For income subject to tax in Alberta, the rate was reduced from 11.5% to 10% effective April 1, 2006. For income subject to Canadian federal tax, the rate will gradually reduce from 22.1% in 2007 to 19.0% in 2010. As a result of these changes, NOVA Chemicals reduced its future tax liability by $60 million and recorded the tax savings as income in the second quarter of 2006. Virtually all of the income subject to these taxes is earned by the Olefins/Polyolefins business unit.

    Second Quarter 2006 Versus Second Quarter 2005

    Net income of $151 million in the second quarter of 2006 was up from net income of $56 million in the second quarter of 2005. The quarter-over-quarter improvement was due to product prices rising faster than feedstock costs, increased production from Corunna and the benefit received in the second quarter of 2006 as a result of the Canadian tax rate reductions.

    First Six Months 2006 Versus First Six Months 2005

    Net income for the first six months of 2006 was $221 million, up from $169 million for the first six months of 2005. The improvement in the year-over-year results was primarily related to increases in unit margin, the improved market conditions and the Canadian tax rate reductions.

EXPANDABLE POLYSTYRENE / STYRENIC PERFORMANCE PRODUCTS
BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars except as noted)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006    2005     2006    2005
                              ------- ------- ------- -------- -------
Revenue(1)                     $106     $99    $102     $205    $204
Operating loss                  $(4)    $(6)    $(8)    $(10)    $(8)
Depreciation and amortization     3       3       3        6       6
                              ------- ------- ------- -------- -------
Adjusted EBITDA(2)              $(1)    $(3)    $(5)     $(4)    $(2)
Net loss                        $(4)    $(6)    $(6)    $(10)    $(6)
Capital expenditures            $31     $20     $14      $51     $24
Average capital employed(3)    $221    $216    $238     $218    $236
After-tax loss on capital
 employed(4)                   (4.6)%  (7.7)%  (7.1)%   (6.1)%  (2.9)%

(1) Before intersegment eliminations.
(2) Net loss before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 11).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax loss on capital employed equals net loss plus after-tax interest expense (annualized) divided by average capital employed.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 16.

    Review of Operations

    EXPANDABLE POLYSTYRENE/ STYRENIC PERFORMANCE PRODUCTS

    On June 26, 2006, NOVA Chemicals announced plans to restructure its traditional Styrenics business into two new business units, EPS/SPP and STYRENIX, with each unit to report results separately. EPS/SPP, which includes NOVA Chemicals' North American expandable polystyrene and Styrenic Performance Products operations, remains part of NOVA Chemicals' core business.
    The EPS/SPP business unit includes the following:

    -- Beaver Valley site, PA; Painesville, OH; and Belpre, OH polymer facilities

    -- ARCEL, DYLARK(R) FG, DYLARK automotive, NAS(R), ZYLAR(R), and ZYLAR EX resins

    -- Equity position in Lyondell's Channelview, TX styrene monomer facility

    -- NOVA Chemicals' interest in the NOVIDESA 50:50 joint venture in Mexico

    --  New business ventures

    --  NOVA Chile

    The EPS/SPP business unit reported a net loss of $4 million in the second quarter of 2006 compared to a net loss of $6 million in the first quarter. The quarter-over-quarter improvement in earnings was primarily related to volume growth in EPS construction and cup markets.

    North American Expandable Polystyrene (EPS)

    North American EPS sales volume increased by 23% quarter-over-quarter and by 13% on a year-to-date basis. APC reported a total EPS sales increase of 17% quarter-over-quarter and an increase of 5% year-over-year. The quarter-over-quarter volume increase largely reflects seasonal EPS growth in the North American construction and cup market segments. The increase in the sales volume offset the decrease in EPS prices.
    A 4 cents per pound price increase, effective July 1, was announced during the second quarter and is expected to be implemented during the third quarter.

    Performance Products

    Styrenic Performance Products sales volumes were flat quarter-over-quarter.
    The ARCEL base resin capacity expansion at the Beaver Valley site was completed during the second quarter and the plant re-started in late May 2006, as scheduled. The construction of new finishing capacity for ARCEL base resins in Ningbo, China, a venture with Loyal Chemical, was completed at the end of June 2006. These expansions are both components of the plan to expand manufacturing capacity for ARCEL resin to 220 million pounds per year by the end of 2008.
    Continued sales growth of Performance Products is expected with the introduction of new applications such as the Reynolds' new microwave-safe rotisserie packaging made with DYLARK FG resins and the specification of ARCEL moldable foam resin by Panasonic for protective packaging of high-definition plasma televisions.

    Second Quarter 2006 Versus Second Quarter 2005

    The EPS/SPP business unit had a net loss of $4 million in the second quarter of 2006, compared to a net loss of $6 million in the second quarter of 2005 due to a 10% increase in sales volume.

    First Six Months 2006 Versus First Six Months 2005

    The net loss for the first six months of 2006 was $10 million, compared to a net loss of $6 million for the first six months of 2005. Although competitive factors have driven prices down during the first six months of 2006, volume increased due to the growth of EPS in North American construction and cup market segments and the addition of new customer accounts.

STYRENIX BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars except as noted)

                                Three Months Ended    Six Months Ended
                             ------------------------ ----------------
                             June 30 Mar. 31 June 30  June 30  June 30
                              2006    2006     2005     2006    2005
                             ------- ------- -------- -------- -------
Revenue(1)                    $510    $512     $449   $1,022    $968
Operating loss                $(53)   $(45)    $(90)    $(98)  $(109)
Depreciation and amortization   28      26       29       54      57
                             ------- ------- -------- -------- -------
Adjusted EBITDA(2)            $(25)   $(19)    $(61)    $(44)   $(52)
Net loss                      $(45)   $(39)    $(71)    $(84)   $(91)
Capital expenditures            $5      $2      $39       $7     $56
Average capital employed(3) $1,168  $1,134   $1,182   $1,151  $1,195
After-tax loss on capital
 employed(4)                 (11.5)%  (9.4)%  (21.0)%  (10.5)% (12.4)%

(1) Before intersegment eliminations.
(2) Net loss before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 11).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax loss on capital employed equals net loss plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)       Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30  June 30
                              2006    2006    2005     2006     2005
                             ------- ------- ------- -------- --------
Benchmark Principal Products:
Styrene monomer(2)            $0.62   $0.61   $0.61    $0.61    $0.63
Solid polystyrene(3)
  North America               $0.84   $0.86   $0.86    $0.85    $0.86
  Europe                      $0.66   $0.62   $0.66    $0.64    $0.68

Benchmark Raw Materials:
Benzene (dollars per
 gallon)(4)                   $3.02   $2.68   $3.06    $2.85    $3.11

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices:
    CMAI.


STYRENIX Sales Volumes
(millions of pounds)            Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006    2005     2006    2005
                              ------- ------- ------- -------- -------
Styrene monomer(1)               349     446     396      795     823
Solid polystyrene
  North America                  192     181     200      373     422
European Joint Venture           246     248     242      494     507
                              ------- ------- ------- -------- -------
Total                            787     875     838    1,662   1,752
                              ======= ======= ======= ======== =======

(1) Third-party sales, including purchased volumes resold. Excludes sales to the NOVA Innovene joint venture.
*T

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 16.

    Review of Operations
    STYRENIX

    During the second quarter, NOVA Chemicals created a new business unit, STYRENIX, to better align resources and reduce costs. This unit is not considered to be part of NOVA Chemicals' core business.
    Approximately $45 million of the company-wide $65 million cost reductions will be directly related to STYRENIX. As a result, NOVA Chemicals will take a restructuring charge in the third quarter of 2006. A charge of $10 million after-tax related to the Chesapeake site closure was taken in the first quarter of 2006.
    STYRENIX includes NOVA Chemicals' styrene monomer and North American solid polystyrene operations and its 50% interest in the NOVA Innovene European joint venture. The STYRENIX business unit includes the following:

    --  Bayport, TX and Sarnia, ON styrene monomer facilities

    -- Decatur, AL; Springfield, MA; and Montreal, PQ solid polystyrene facilities

    --  Solid polystyrene production at Belpre, OH

    --  NOVA Chemicals' 50% interest in NOVA Innovene

    The STYRENIX business unit reported a net loss of $45 million in the second quarter of 2006 compared to a net loss of $39 million in the first quarter. Increased feedstock costs largely offset price increases mainly in Europe.

    Styrene Monomer

    Styrene monomer margins were down in the second quarter as feedstock costs outpaced styrene monomer prices. The second quarter average benzene price increased to $3.02 per gallon up from $2.68 per gallon in the first quarter, while styrene monomer prices increased to $0.62 per pound from $0.61 per pound in the first quarter.
    In the second quarter, third-party styrene monomer sales volumes were down 22% compared to the first quarter as a result of idling the Bayport, TX plant on May 4, 2006 due to the ethylene force majeure declared by Huntsman Corporation and limited ethylene availability on the USGC. The margin impact of lost sales was minimal and the second quarter impact of the outage was $1 million after-tax, largely related to the costs associated with the plant shutdown. The plant restarted in mid-July 2006. The estimated financial impact for the third quarter is less than $1 million after-tax.

    North American Solid Polystyrene (SPS)

    North American SPS sales volume increased by 6% quarter-over-quarter with the addition of several new customers. North American benchmark SPS prices decreased by approximately 2 cents per pound from the first quarter.
    NOVA Chemicals announced three price increases totaling 13 cents per pound for North American SPS during the second quarter. A 5 cents per pound increase effective June 1 is expected to be fully realized by the end of July. Two price increases, 4 cents per pound each, are announced for third quarter implementation.
    SPS production at NOVA Chemicals' Chesapeake, VA site was permanently shut down on June 9, 2006, three weeks ahead of schedule. Compounding facilities at the site are expected to close in the second half of 2006. Savings of $15 million per year are expected as a result of these actions.

    NOVA Innovene

    SPS sales volumes for NOVA Innovene, NOVA Chemicals' European joint venture with INEOS, were down 11% from the first quarter. The decrease in volume arose from a combination of weaker market demand and some market share loss as NOVA Innovene took a firm position regarding the implementation of price increases given the significant increase in feedstock costs. The European SPS benchmark price increased approximately 4 cents per pound from the first quarter.
    EPS sales volumes for NOVA Innovene were up 18% from the first quarter. Sales grew in the second quarter as a result of extremely low producer inventories at the end of the first quarter and robust European demand. Despite rapidly increasing market prices due to rising feedstock costs, demand strengthened and EPS producer inventories remained low at the end of the second quarter. The European EPS benchmark price increased by approximately 8 cents per pound from the first quarter.
    NOVA Innovene continues to be on track to deliver its synergy-related improvement target of $60 million per year by the end of 2007 as a result of joint venture synergies. NOVA Chemicals will receive 50% of the benefit of the total cost savings. By the end of the second quarter of 2006, the joint venture had achieved annualized cost savings of $20 million.

    Second Quarter 2006 Versus Second Quarter 2005

    The STYRENIX business unit had a net loss of $45 million in the second quarter of 2006, compared to a net loss of $71 million in the second quarter of 2005. Declining prices and volumes in the second quarter of 2006 compared to the second quarter of 2005 were more than offset by the benefit of the lower feedstock costs.

    First Six Months 2006 Versus First Six Months 2005

    The STYRENIX business unit net loss for the first six months of 2006 was $84 million, compared to a net loss of $91 million for the first six months of 2005. The year-over-year decreases in price and volume were more than offset by lower feedstock costs.

CORPORATE

Before-tax Corporate Items
(millions of U.S. dollars)
                              ----------------------- ----------------
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006   2006(5) 2005(5)   2006   2005(5)
                              ------- ------- ------- -------- -------
Stock-based compensation and
 profit sharing(1)               $(3)    $(4)    $35      $(7)    $37
Restructuring(2)                  (1)    (15)      -      (16)      -
Unusual non-cash insurance
 charge(3)                         -       -     (22)       -     (22)
Mark-to-market feedstock
 derivatives(4)                   12     (25)    (14)     (13)    (14)
                              ------- ------- ------- -------- -------
                                  $8    $(44)    $(1)    $(36)     $1
                              ======= ======= ======= ======== =======


After-tax Corporate Items
(millions of U.S. dollars)
                              ----------------------- ----------------
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006   2006(5) 2005(5)   2006   2005(5)
                              ------- ------- ------- -------- -------
Stock-based compensation and
 profit sharing(1)               $(2)    $(4)    $20      $(6)    $21
Restructuring(2)                   -     (10)      -      (10)      -
Unusual non-cash insurance
 charge(3)                         -       -     (15)       -     (15)
Mark-to-market feedstock
 derivatives(4)                    8     (16)     (9)      (8)     (9)
                              ------- ------- ------- -------- -------
                                  $6    $(30)    $(4)    $(24)    $(3)
                              ======= ======= ======= ======== =======

(1) NOVA Chemicals has two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a three-year hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period.
(2) NOVA Chemicals accrued $1 million (before-tax) of restructuring costs in the second quarter of 2006 related to actions taken in the European joint venture. NOVA Chemicals accrued $15 million ($10 million after-tax) in the first quarter of 2006 related to severance costs for the Chesapeake, VA plant site closure.
(3) NOVA Chemicals accrued a non-cash expense of $22 million
    ($15 million after-tax) in the second quarter of 2005 related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. Due to losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, the company was required to pay higher premiums.
(4) See page 14 for description.
(5) Beginning in 2006, NOVA Chemicals began classifying stock option expense and mark-to-market adjustments on feedstock derivative positions as corporate items as they are non-cash items and are not relevant in measuring business performance. Previously these amounts were allocated to the Olefins/Polyolefins and Styrenics business units. Prior periods have been restated to conform with the new presentation.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- Adjusted EBITDA - This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. Adjusted EBITDA can be determined from the Consolidated Statement of Net Income (Loss) and Reinvested Earnings by adding to net income (loss) interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. Segment adjusted EBITDA is determined as segment operating income or loss before depreciation and amortization.

    --  Average capital employed - defined on page 2

    --  CFCT - defined on page 13

    -- After-tax return (loss) on capital employed - defined on page 2

    --  Net debt to total capitalization - defined on page 12

    -- Net income (loss) from the business units - total net income or loss from the Olefins/Polyolefins, EPS/SPP and STYRENIX business units, which equals NOVA Chemicals' net income less corporate and other items (see page 1).

    -- Net tangible asset coverage on long-term debt - defined on page 12

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.


Liquidity and Capital Resources
Capitalization
(millions of U.S. dollars except as noted)     June 30 Mar. 31 Dec. 31
                                                2006    2006    2005
                                               ------- ------- -------

Current debt(1)                                  $200    $302    $302
Less:  restricted cash and other assets           (72)    (72)    (72)
                                               ------- ------- -------
    Net current debt                              128     230     230
Long-term debt(2)                               1,690   1,740   1,737
Less: cash and cash equivalents                   (93)    (94)   (166)
                                               ------- ------- -------

Total debt, net of cash, cash equivalents and
 restricted cash                                1,725   1,876   1,801

Total common shareholders' equity
 (3)(4)(5)(6)(7)                                1,387   1,218   1,219
                                               ------- ------- -------

Total capitalization(8)                        $3,112  $3,094  $3,020
                                               ======= ======  =======

(1) Current debt includes the $198 million preferred shares due
    Mar. 15, 2007 and the current debt related to the Joffre cogeneration facility joint venture.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from March 2007 to August 2028.
(3) Common shares outstanding on July 14, 2006 were 82,549,694 (June 30, 2006 - 82,549,694; Mar. 31, 2006 - 82,540,944; Dec. 31, 2005 -
    82,364,899).
(4) A total of 5,701,798 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on July 14, 2006, and 5,701,798 were outstanding on June 30, 2006. A total of 1,988,132 common shares were reserved but unallocated at June 30, 2006. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(5) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(6) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.
(7) For the three months ended June 30, 2006, a total of 8,750 common shares were issued upon the exercise of stock options.
(8) Total capitalization includes shareholders' equity and total debt net of cash and cash equivalents and restricted cash.


Senior Debt Ratings (1)
                                            Senior Unsecured Debt
                                       -------------------------------
  DBRS                                      BBB (low) (negative)
  Fitch Ratings                                  BB (stable)
  Moody's                                      Ba2 (negative)
  Standard & Poor's                             BB- (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios                                  Three Months Ended
                                              ------------------------
                                              June 30  Mar. 31 Dec. 31
                                                2006    2006    2005
                                              -------- ------- -------
Net debt to total capitalization(1)              55.4%   60.6%   59.6%
Interest coverage on long-term debt(2)            0.0x    0.0x    0.0x
Net tangible asset coverage on long-term debt(3)  1.7x    1.6x    1.6x

(1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents and restricted cash, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 11).
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(millions of U.S. dollars)         Three Months Ended Six Months Ended
                                     June 30, 2006     June 30, 2006
                                   ------------------ ----------------
Operating income                                $111             $145
Add back - depreciation and
            amortization                          77              149
         - restructuring charges                   1               16
                                   ------------------ ----------------
Adjusted EBITDA(1)                               189              310
Interest expense                                 (40)             (82)
Restructuring charges                             (1)             (16)
(Gain) loss on derivatives                       (12)               6
Current tax expense and other                    (35)             (58)
                                   ------------------ ----------------
Funds from operations                            101              160
Operating working capital decrease               147               67
                                   ------------------ ----------------
Cash from operations                             248              227

Asset sale proceeds                                -                2
Capital expenditures                             (64)            (105)
Turnaround costs, long-term
 investments and other assets                    (11)             (20)
Dividends paid                                    (8)             (15)
Common shares issued                               -                2
Foreign exchange and other                       (14)             (15)
                                   ------------------ ----------------
Total change in cash and debt                   $151              $76
                                   ================== ================
Decrease in cash and cash
 equivalents                                     $(1)            $(73)
Decrease in debt (including foreign
 exchange changes)                               152              149
                                   ------------------ ----------------
Total change in cash and cash
 equivalents and debt                           $151              $76
                                   ================== ================

(1) See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 17 and Supplemental Measures on page 11.

    NOVA Chemicals' net debt to total capitalization ratio improved to 55.4% at June 30, 2006 from 60.6% at Mar. 31, 2006. The corporation reduced net debt by $151 million with cash generated from operations. In addition to this, shareholders' equity increased by $169 million as a result of second quarter profits and translation gains on foreign assets.
    NOVA Chemicals' funds from operations were $101 million for the second quarter of 2006, up from $59 million in the first quarter mainly due to an increase in operating income. Operating working capital decreased by $147 million primarily as a result of the sale of accounts receivable under the securitization programs in the second quarter of 2006.
    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 11. CFCT measures working capital from operations (excluding the NOVA Innovene joint venture) in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 30 days as of June 30, 2006, and 31 days as of Mar. 31, 2006.
    Capital expenditures were $64 million in the second quarter of 2006, compared to $41 million in the first quarter and $115 million in the second quarter of 2005. Capital expenditures have declined following the substantial completion of the Corunna ethylene flexi-cracker modernization project; however, spending was up in the second quarter related to the ARCEL resin plant expansion at the Beaver Valley site and other project spending.
    Selling, general and administrative costs were $40 million higher than in the second quarter of 2005 and $46 million higher on a year-to-date basis compared to last year due to mark-to-market income in 2005 related to stock-based compensation. This exposure to fluctuations in NOVA Chemicals' share price has been hedged in 2006.
    Depreciation and amortization was $5 million higher in the second quarter of 2006 compared to the first quarter of 2006 primarily due to amortization of the Corunna modernization project deferred start-up costs.
    Interest expense was higher by $13 million in the second quarter of 2006 compared to the second quarter of 2005 and $30 million higher on a year-to-date basis compared to 2005 due to less capitalized interest resulting from the completion of the Corunna and Bayport projects, higher debt levels and higher interest rates.

    Financing

    NOVA Chemicals has a $375 million revolving credit facility, expiring June 30, 2010. As of June 30, 2006, NOVA Chemicals had utilized $111 million of the revolving credit facility, of which $1 million is in the form of operating letters of credit. On Mar. 31, 2006, NOVA Chemicals amended its debt to capitalization ratio financial covenant from 55% to 60% for the period Mar. 31, 2006 to Sep. 30, 2006. Using the covenant methodology in the revolving credit facility, the debt to capitalization ratio was 52% at June 30, 2006. NOVA Chemicals continues to comply with all financial covenants under the facility.
    NOVA Chemicals also has a $100 million unsecured revolving facility, expiring in March 2011. As of June 30, 2006, NOVA Chemicals had utilized $87 million of the revolving credit facility, of which $57 million is in the form of operating letters of credit.
    On June 30, 2006, NOVA Chemicals put in place an additional $100 million unsecured revolving facility expiring June 30, 2008. No amounts have been drawn on this facility.
    Effective June 30, 2006, NOVA Chemicals increased the size of its accounts receivable securitization programs to an aggregate amount of $350 million. The accounts receivable programs will expire on June 30, 2010. As of June 30, 2006, $285 million was sold under the accounts receivable securitization programs.
    On May 15, 2006, $300 million of 7% medium-term notes were repaid. Included in current debt are NOVA Chemicals' $198 million of preferred shares. The total return swap, which is closely tied to the preferred shares, comes due on Mar. 15, 2007. As a result, the preferred shares would also become due for redemption and have therefore been classified as current debt. In addition, $72 million of restricted cash and other assets have also been reclassified to current assets.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. In the second quarter, there was no net gain or loss from natural gas, benzene and crude oil positions that matured; there was a $4 million after-tax gain in the first quarter.
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The mark-to-market earnings impact in the second quarter of NOVA Chemicals' outstanding feedstock derivative portfolio was an $8 million after-tax gain compared to a $16 million after-tax loss in the first quarter. These mark-to-market adjustments are recorded as part of Corporate and Other results until the positions are realized. Once realized, any income effects are recorded in business results.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the first quarter feedstock purchases flowed through the Consolidated Statement of Net Income (Loss) and Reinvested Earnings in the second quarter. The following chart depicts the benzene, crude and natural gas prices at the end of each quarter.

                                June 2006            March 2006
                           -------------------- ----------------------
Benzene(1)                 $    3.30 per gallon $    2.73 per gallon
Crude(2)                   $   70.96 per barrel $   62.97 per barrel
Natural Gas(3)             $    5.96 per mmBTU  $    7.28 per mmBTU

(1) Source: CMAI
(2) Source: NYMEX WTI daily spot-settled price average for calendar month
(3) Source: NYMEX Henry Hub 3-Day Average Close

    NOVA Chemicals estimates that earnings would have been about $20 million lower in the second quarter had NOVA Chemicals used the LIFO method of accounting primarily due to the escalation of benzene and crude prices during the second quarter.
    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to $28.79 at June 30, 2006 from $28.50 at Mar. 31, 2006. NOVA
Chemicals' share value increased 1% for the quarter ending June 30, 2006 on the NYSE while NOVA Chemicals' share value decreased 4% for the quarter ending June 30, 2006 on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 4% on average and the S&P Chemicals Index decreased 1%. The S&P/TSX Composite Index was down 4% and the S&P 500 was down 2% in the second quarter. As of July 19, 2006, NOVA Chemicals' share price was $29.42, up 2% from June 30, 2006. The S&P Chemicals Index was down 2% over the same period.
    In the second quarter, approximately 43% of trading in NOVA Chemicals' shares took place on the TSX and 57% of trading took place on the NYSE and other U.S. markets.

 Second Quarter Trading
         Volumes          Millions of Shares % of Float  % of Trading
------------------------- ------------------ ----------- -------------
Toronto Stock Exchange                 26.6          32%           43%
Consolidated U.S. Trading
 Volumes                               35.6          43%           57%
                          ------------------ ----------- -------------
Total                                  62.2          75%          100%
                          ================== =========== =============


                         INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone:  (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com   E-Mail: invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at
publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

Transfer Agent and Registrar
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock
Exchanges is NCX.

Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.
ARCEL(R); DYLARK(R); and NAS(R) are registered trademarks of NOVA
 Chemicals Inc.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisee.
SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in
 Canada and of NOVA Chemicals (International) S.A. elsewhere. ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada) Ltd./
 NOVA Chimie (Canada) Ltee.; authorized use/utilisation autorisee.


CHANGES IN NET INCOME (LOSS)

(millions of U.S. dollars)
                                            Q2 2006       First Six
                                         Compared with   Months 2006
                                        ---------------    Compared
                                                        with First Six
                                        Q1 2006 Q2 2005   Months 2005
                                        ------- ------- --------------
Higher net unit margins                    $26    $119            $28
Higher sales volumes                        47      36             12
                                        ------- ------- --------------
Higher operating margin(1)                  73     155             40
Higher research and development             (1)     (1)            (1)
Higher selling, general and administrative  (4)    (40)           (46)
Lower (higher) restructuring charges        14      (1)           (16)
Higher depreciation and amortization        (5)     (3)            (3)
Lower (higher) interest expense              2     (13)           (30)
(Lower) higher other gains and losses       (2)      -              2
Lower income tax expense                    36      36             88
                                        ------- ------- --------------
Increase in net income (loss)             $113    $133            $34
                                        ======= ======= ==============

(1) Operating margin equals revenue less feedstock and operating costs.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
    The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' expectations with respect to delivery of total annual cost reductions of approximately $65 million by the end of the third quarter that will positively impact company results; NOVA Chemicals' belief that its restructuring will position STYRENIX as a potential catalyst for change in the industry; expected Styrenic Performance Products sales and manufacturing capacity growth; expected financial performance in future periods, including cost savings in NOVA Chemicals' STYRENIX business unit; and implementation of announced price increases. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; costs to comply with the Kyoto Protocol; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorist attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.
    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.


CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss) and Reinvested Earnings (unaudited, millions of U.S. dollars except per share amounts)

                               Three Months Ended    Six Months Ended
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30   June 30
                               2006    2006    2005     2006     2005
                             ------- ------------------------- -------
Revenue                      $1,619  $1,553  $1,329    $3,172  $2,817
                             ------- ------- ------- --------- -------

Feedstock and operating costs 1,363   1,370   1,228     2,733   2,418
Research and development         13      12      12        25      24
Selling, general and
 administrative                  54      50      14       104      58
Restructuring charges
 (Note 3)                         1      15       -        16       -
Depreciation and amortization    77      72      74       149     146
                             ------- ------- ------- --------- -------
                              1,508   1,519   1,328   3,027   2,646
                             ------- ------- ------- --------- -------
Operating income                111      34       1       145     171
                             ------- ------- ------- --------- -------

Interest expense (net)
 (Note 4)                       (40)    (42)    (27)      (82)    (52)
Other gains and losses (net)
 (Note 5)                         -       2       -         2       -
                             ------- ------- ------- --------- -------
                                (40)    (40)    (27)      (80)    (52)
                             ------- ------- ------- --------- -------
Income (loss) before income
 taxes                           71      (6)    (26)       65     119
Income tax recovery (expense)
 (Note 6)                        37       1       1        38     (50)
                             ------- ------- ------- --------- -------
Net income (loss)              $108     $(5)   $(25)     $103     $69

Reinvested earnings,
 beginning of period            377     390     608       390     633
  Common share dividends         (8)     (7)     (6)      (15)    (13)
  Common share repurchase         -       -       -         -    (107)
  Options retired for cash
   (net)                          -      (1)      -        (1)     (5)
                             ------- ------- ------- --------- -------
Reinvested earnings, end of
 period                        $477    $377    $577      $477    $577
                             ======= ======= ======= ========= =======
Earnings (loss) per share
 (Note 7)
  - basic                     $1.31  $(0.06) $(0.29)    $1.25   $0.84
  - diluted                   $1.30  $(0.06) $(0.29)    $1.24   $0.82



Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts)

                                 Three Months Ended
              --------------------------------------------------------
                  2006                  2005                 2004
              -------------- --------------------------- -------------
               June    Mar.   Dec.  Sept.   June   Mar.   Dec.  Sept.
                30      31     31     30     30     31     31     30
              ------- ------ ------ ------ ------ ------ ------ ------
Revenue       $1,619  1,553  1,433  1,366  1,329  1,488  1,527  1,379
Operating
 income (loss)  $111     34    (79)   (96)     1    170     51     96
Net income
 (loss)         $108     (5)   (68)  (105)   (25)    94    162     56
Net income
 (loss) per
 share
  -basic       $1.31  (0.06) (0.82) (1.28) (0.29)  1.12   1.91   0.64
  -diluted     $1.30  (0.06) (0.82) (1.28) (0.29)  1.06   1.78   0.60
Weighted-
 average
 common shares
 outstanding
 (millions)
  -basic        82.5   82.5   82.4   82.3   82.3   83.2   84.8   87.2
  -diluted      83.2   82.5   82.4   82.3   82.3   90.0   92.4   95.9

Notes to the Consolidated Financial Statements appear on pages 20 to 24.


Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)      June 30, 2006 Dec. 31, 2005
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                         $93          $166
  Restricted cash and other assets                   72             -
  Accounts receivable                               493           564
  Inventories                                       674           680
                                           ------------- -------------
                                                  1,332         1,410

Investments and other assets                        119           181
Plant, property and equipment, net                3,732         3,626
                                           ------------- -------------
                                                 $5,183        $5,217
                                           ============= =============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                         $-            $1
  Accounts payable and accrued liabilities          948           996
  Long-term debt due within one year                200           301
                                           ------------- -------------
                                                  1,148         1,298
Long-term debt                                    1,690         1,737
Future income taxes                                 614           645
Deferred credits and long-term liabilities          344           318
                                           ------------- -------------
                                                  3,796         3,998
                                           ------------- -------------

Shareholders' equity
    Common shares                                   497           494
    Contributed surplus                              16            11
    Cumulative translation adjustment               397           324
    Reinvested earnings                             477           390
                                           ------------- -------------
                                                  1,387         1,219
                                           ------------- -------------
                                                 $5,183        $5,217
                                           ============= =============

Notes to the Consolidated Financial Statements appear on pages 20 to 24.


Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006     2005    2006    2005
                              ------- ------------------------ -------
Operating activities
  Net income (loss)             $108     $(5)   $(25)    $103     $69
  Depreciation and
   amortization                   77      72      74      149     146
  Future income tax recovery     (73)    (27)     (9)    (100)    (23)
  (Gain) loss on derivatives     (12)     18       4        6       1
  Other gains and losses           -      (2)      -       (2)      -
  Stock option expense             1       3       1        4       4
                              ------- ------- ------- -------- -------
  Funds from operations          101      59      45      160     197
  Changes in non-cash working
   capital                       147     (80)     67       67      10
                              ------- ------- ------- -------- -------
  Cash (used in) from
   operations                    248     (21)    112      227     207
                              ------- ------- ------- -------- -------

Investing activities
  Proceeds on asset sales and
   other
      capital transactions         -       2       -        2       -
  Plant, property and
   equipment
  additions                      (64)    (41)   (115)    (105)   (188)
  Turnaround costs, long-term
   investments and other assets  (11)     (9)    (16)     (20)    (34)
  Settlement of derivatives        1       6      10        7      13
  Changes in non-cash working
   capital                        (5)     (6)      5      (11)    112
                              ------- ------- ------- -------- -------
                                 (79)    (48)   (116)    (127)    (97)
                              ------- ------- ------- -------- -------
Financing activities
  Decrease in current bank
   loans                           -      (1)      -       (1)      -
  Long term debt additions         -       4       -        4       -
  Long term debt repayments     (302)      -       -     (302)      -
  Long term debt - changes in
   revolving debt                139      (1)      -      138       -
  Options retired for cash         -       -       -        -     (10)
  Common shares issued             -       2       -        2      11
  Common share repurchases         -       -       -        -    (125)
  Common share dividends          (8)     (7)     (6)     (15)    (13)
  Changes in non-cash working
   capital                         1       -      (1)       1      (2)
                              ------- ------- ------- -------- -------
                                (170)     (3)     (7)    (173)   (139)
                              ------- ------- ------- -------- -------

Decrease in cash and cash
 equivalents                      (1)    (72)    (11)     (73)    (29)
Cash and cash equivalents,
 beginning of period              94     166     227      166     245
                              ------- ------- ------- -------- -------

Cash and cash equivalents, end
of period                        $93     $94    $216      $93    $216
                              ======= ======= ======= ======== =======

Cash tax payments                $11      $-     $44      $11     $53
                              ======= ======= ======= ======== =======

Cash interest payments           $48     $36     $24      $84     $62
                              ======= ======= ======= ======== =======

Notes to the Consolidated Financial Statements appear on pages 20 to 24.


Notes to Consolidated Financial Statements
(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated
Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2005.


1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2005 on pages 71 to 75 of the 2005 Annual Report.

Certain comparative figures have been restated to conform with the current periods' presentation.


2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans

                                  Three Months Ended
                 -----------------------------------------------------
                   June 30, 2006     Mar. 31, 2006     June 30, 2005
                 ----------------- ----------------- -----------------
                 Pension   Other   Pension   Other   Pension   Other
                 Benefits Benefits Benefits Benefits Benefits Benefits
                 -------- -------- -------- -------- -----------------

Current service
 cost                 $7       $2       $7       $1       $6       $1
Interest cost on
 projected benefit
 obligations           9        1        9        1        9        1
Actual return on
 plan assets          (9)       -       (9)       -       (9)       -
                 -------- -------- -------- -------- -------- --------
Costs arising in
 the period            7        3        7        2        6        2
Differences
 between costs
 arising in the
 period and costs
 recognized in
 the period in
 respect of the
 long-term nature
 of employee
 future benefit
 costs:
  Transition
   asset              (1)       -       (1)       -       (1)       -
  Actuarial loss       2        -        2        -        2        -
                 -------- -------- -------- -------- -------- --------
 Net defined
  benefit cost
  recognized          $8       $3       $8       $2       $7       $2
                 ======== ======== ======== ======== ======== ========


                                            Six Months Ended
                                   -----------------------------------
                                     June 30, 2006    June 30, 2005
                                   -----------------------------------
                                   Pension   Other   Pension   Other
                                   Benefits Benefits Benefits Benefits
                                   -------------------------- --------

Current service cost                   $14       $3      $12       $2
Interest cost on projected benefit
 obligations                            18        2       18        2
Actual return on plan assets           (18)       -      (18)       -
                                   -------- -------- -------- --------
Costs arising in the period             14        5       12        4
Differences between costs arising
 in the period and costs recognized
 in the period in respect of the
 long-term nature of employee
 future benefit costs:
  Transition (asset) obligation         (2)       -       (2)       1
  Actuarial loss                         4        -        4        1
                                   -------- -------- -------- --------
 Net defined benefit cost
  recognized                           $16       $5      $14       $6
                                   ======== ======== ======== ========

The expected long-term rate of return on plan assets is 7.3%.

Employer Contributions
----------------------

NOVA Chemicals contributed $12 million to its defined benefit pension plans and $2 million to its defined contribution plans in the second quarter of 2006. NOVA Chemicals contributed $22 million to its defined benefit pension plans and $4 million to its defined contribution plans in the six months ended June 30, 2006.


3.  Restructuring Charges

NOVA Chemicals accrued $1 million of additional restructuring costs in the second quarter of 2006 related to rationalization activities commenced in 2005 in its European joint venture with INEOS, NOVA Innovene. These actions will largely be complete by the end of 2006.

On Jan. 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, VA plant. Closure of the site is expected to reduce costs by $15 million annually and reduce SPS production capacity by 300 million pounds and compounding capability by 170 million pounds annually. Severance costs of $15 million ($10 million after-tax) related to the Chesapeake closure were accrued in the first quarter of 2006. NOVA Chemicals ceased producing polystyrene resin at this site in early June and expects to discontinue its compounding operation in the second half of 2006. Less than $1 million of the $15 million accrued severance costs was spent in the second quarter.


4. Interest Expense

Components of Interest Expense  Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006     2005    2006    2005
                              ------- ------- ------- -------- -------
Interest on long-term debt       $37     $38     $28      $75     $55
Interest on securitizations
 and other                         6       5       3       11       4
                              ------- ------- ------- -------- -------
Gross interest expense            43      43      31       86      59
Interest capitalized during
 plant construction                -      (1)     (3)      (1)     (5)
Interest income                   (3)      -      (1)      (3)     (2)
                              ------- ------- ------- -------- -------
Interest expense (net)           $40     $42     $27      $82     $52
                              ======= ======= ======= ======== =======


5.  Other Gains and Losses

NOVA Chemicals recorded a $2 million before-tax gain on the sale of land at its former Joliet plant site in the first quarter of 2006.


6.  Income Taxes
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                                2006    2006    2005    2006     2005
                              ------- ------- ------- -------- -------
Income (loss) before income
 taxes                           $71     $(6)   $(26)     $65    $119
Statutory income tax rate      32.49%  33.62%  33.62%   32.49%  33.62%
                              ------- ------- ------- -------- -------
Computed income tax recovery
 (expense)                      $(23)     $2      $9     $(21)   $(40)
Decrease (increase) in taxes
 resulting from:
  Tax benefit of rate
   reductions(1)                  60       -       -       60       -
  Foreign tax rates                2       1      (6)       3      (7)
  Other                           (2)     (2)     (2)      (4)     (3)
                              ------- ------- ------- -------- -------
Income tax recovery (expense)    $37      $1      $1      $38    $(50)
                              ======= ======= ======= ======== =======

(1) As a result of Canadian federal and Alberta provincial income tax rate reductions, which were enacted in the second quarter of 2006, future tax liabilities were reduced by $60 million. This benefit was recorded as a reduction in income tax expense.


7.  Earnings (Loss) Per Share
   (shares in millions)               Three Months Ended
                        ----------------------------------------------
                           June 30         Mar. 31         June 30
                             2006           2006            2005
                        -------------- --------------- ---------------
                        Basic  Diluted  Basic  Diluted  Basic  Diluted

Net income (loss)        $108    $108     $(5)    $(5)   $(25)   $(25)
Interest on convertible
 preferred shares           -       -       -       -       -       -
                        ------ ------- ------- ------- ------- -------
Net income (loss) for
  EPS calculation        $108    $108     $(5)    $(5)   $(25)   $(25)
                        ====== ======= ======= ======= ======= =======
Weighted-average
  common shares
  outstanding            82.5    82.5    82.5    82.5    82.3    82.3
Add back effect of
  dilutive securities:
   Stock options            -     0.7       -       -       -       -
   Preferred shares         -       -       -       -       -       -
                        ------ ------- ------- ------- ------- -------
Weighted-average
  common shares for
  EPS calculations       82.5    83.2    82.5    82.5    82.3    82.3
                        ------ ------- ------- ------- ------- -------
Earnings (loss) per
  common share          $1.31   $1.30  $(0.06) $(0.06) $(0.29) $(0.29)
                        ====== ======= ======= ======= ======= =======


                               Six Months Ended
                        ------------------------------
                           June 30         June 30
                             2006           2005
                        -------------- ---------------
                        Basic  Diluted  Basic  Diluted
Net income (loss)        $103    $103     $69     $69
Interest on convertible
 preferred shares           -       -       -       4
                        ------ ------- ------- -------
Net income (loss) for
  EPS calculation        $103    $103     $69     $73
                        ====== ======= ======= =======
Weighted-average
  common shares
  outstanding            82.5    82.5    82.8    82.8
Add back effect of
  dilutive securities:
   Stock options            -     0.8       -     2.0
   Preferred shares         -       -       -     5.0
                        ------ ------- ------- -------
Weighted-average
  common shares for
  EPS calculations       82.5    83.3    82.8    89.8
                        ------ ------- ------- -------
Earnings (loss) per
  common share          $1.25   $1.24   $0.84   $0.82
                        ====== ======= ======= =======

No stock options were excluded from the computation of diluted earnings per share for the quarter ended June 30, 2006; however, 4.4 million stock options were excluded from the computation of diluted earnings per share for the quarter ended Mar, 31, 2006 and 4.7 million stock options and 8.5 million retractable preferred shares were excluded from the computation of diluted earnings per share for the quarter ended June 30, 2005 because they were anti-dilutive. As of June 30, 2006, the fully diluted share count was 83.1 million. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The preferred shares were dilutive prior to September 2005 when NOVA Chemicals' earnings per share was greater than the preferred share dividend divided by the number of shares issued on conversion. As of Sept. 30, 2005, the preferred shares are no longer convertible to NOVA Chemicals' common stock and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior periods.


8.   Segmented Information

On June 26, 2006, NOVA Chemicals announced the restructuring of its business into three units to better reflect its performance, align resources and reduce costs. These three units are Olefins/Polyolefins, EPS/SPP and STYRENIX. Previously, the business was reflected in two segments: Olefins/Polyolefins and Styrenics. Prior periods have been restated to reflect the new operating segments.

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2006    2006     2005    2006    2005
                              ------- ------- ------- -------- -------
Revenue
  Olefins/Polyolefins         $1,078  $1,008    $851   $2,086  $1,809
  EPS/SPP                        106      99     102      205     204
  STYRENIX                       510     512     449    1,022     968
  Intersegment eliminations(1)   (75)    (66)    (73)    (141)   (164)
                              ------- ------- ------- -------- -------
                              $1,619  $1,553  $1,329   $3,172  $2,817
                              ======= ======= ======= ======== =======
Operating income (loss)
  Olefins/Polyolefins           $160    $129    $101     $289    $288
  EPS/SPP                         (4)     (6)     (8)     (10)     (8)
  STYRENIX                       (53)    (45)    (90)     (98)   (109)
  Corporate and other              8     (44)     (2)     (36)      -
                              ------- ------- ------- -------- -------
                                $111     $34      $1     $145    $171
                              ======= ======= ======= ======== =======
Net income (loss)
  Olefins/Polyolefins           $151     $70     $56     $221    $169
  EPS/SPP                         (4)     (6)     (6)     (10)     (6)
  STYRENIX                       (45)    (39)    (71)     (84)    (91)
  Corporate and other              6     (30)     (4)     (24)     (3)
                              ------- ------- ------- -------- -------
                                $108     $(5)   $(25)    $103     $69
                              ======= ======= ======= ======== =======

(1) Intersegment eliminations include eliminations between any of the three business units.

                                                       June 30 Dec. 31
                                                        2006    2005
                                                       ------- -------
Assets
  Olefins/Polyolefins                                  $2,870  $2,888
  EPS/SPP                                                 371     333
  STYRENIX                                              1,600   1,584
  Corporate and other(1)                                  342     412
                                                       ------- -------
                                                       $5,183  $5,217
                                                       ======= =======

(1) Amounts include all cash and cash equivalents.


9.  Reconciliation to United States Generally Accepted Accounting
    Principles
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                                2006    2006    2005    2006     2005
                              ------- ------- ------- -------- -------
Net income (loss) in
 accordance with Canadian GAAP  $108     $(5)   $(25)    $103     $69
Add (deduct) adjustments for:
  Hedging and derivative
   activity(1)                     1       -       -        1      (2)
  Inventory costing(2)            (3)     (3)     (6)      (6)     (7)
  Start-up costs(3)                1      (7)      -       (6)      1
  Other                            -       -       1        -       1
                              ------- ------- ------- -------- -------
Net income (loss) in
 accordance with U.S. GAAP      $107    $(15)   $(30)     $92     $62
                              ======= ======= ======= ======== =======
Earnings (loss) per share -
 basic                         $1.29  $(0.18) $(0.36)   $1.12   $0.75
                              ======= ======= ======= ======== =======
Earnings (loss) per share -
 diluted                       $1.28  $(0.18) $(0.36)   $1.10   $0.74
                              ======= ======= ======= ======== =======


                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30  June 30 June 30
                                2006   2006    2005      2006    2005
                              ------- ------- ------- -------- -------
Comprehensive income (loss)(4)
Net income (loss) in
 accordance with U.S. GAAP      $107    $(15)   $(30)     $92     $62
 Cumulative translation
  adjustment(5)                   66       7     (63)      73     (95)
                              ------- ------- ------- -------- -------
Comprehensive income (loss) in
 accordance with U.S. GAAP      $173     $(8)   $(93)    $165    $(33)
                              ======= ======= ======= ======== =======

                                                       June 30 Dec. 31
                                                         2006    2005
                                                       ------- -------
Accumulated other comprehensive income(4)
    Cumulative translation adjustment(5)                 $376    $303
    Minimum pension liability(6)                          (12)    (12)
                                                       ------- -------
                                                         $364    $291
                                                       ======= =======

Balance sheet in accordance with U.S. GAAP
   Current assets(2)                                   $1,375  $1,455
   Investments and other assets(3),(6)                     88     159
   Plant, property and equipment, net                   3,711   3,604
   Current liabilities(1)                              (1,144) (1,293)
   Long-term debt(1)                                   (1,693) (1,742)
   Deferred credits and long-term liabilities(1),(6)     (966)   (972)
                                                       ------- -------
   Common equity                                       $1,371  $1,211
                                                       ======= =======

(1) Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income (loss). Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards
    (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity-based and other derivative instruments used by NOVA Chemicals.
(2) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.
(3) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.
(4) Comprehensive Income (loss). U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss). This statement is not currently required under Canadian GAAP.
(5) Cumulative Translation Adjustment. Under U.S. GAAP unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(6) Minimum Pension Liability. SFAS No. 87, Employer's Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects.
(7) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity, however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

    CONTACT: NOVA Chemicals Corporation
             Investor Relations - Chris Bezaire, 412-490-5070
             Media Relations - Greg Wilkinson, 412-490-4166

                                                                    Exhibit 99.2

                                  CERTIFICATION

I, Jeffrey M. Lipton, certify that:

1. I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                       /s/ Jeffrey M. Lipton
                                       -----------------------------
                                       Jeffrey M. Lipton
July 20, 2006                          Chief Executive Officer
                                       (Principal Executive Officer)

                                                                    Exhibit 99.3

                                  CERTIFICATION

I, Larry A. MacDonald, certify that:

1. I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                       /s/ Larry A. MacDonald
                                       -----------------------------
                                       Larry A. MacDonald
July 20, 2006                          Chief Financial Officer
                                       (Principal Financial Officer)





                                                                    EXHIBIT 99.4

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2006 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

          (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  the information  contained in such Report fairly presents, in all
               material  respects,   the  financial  condition  and  results  of
               operations of NOVA Chemicals Corporation.





                                       /s/ Jeffrey M. Lipton
                                       -----------------------
                                       Jeffrey M. Lipton
July 20, 2006                          Chief Executive Officer

                                                                    EXHIBIT 99.5

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2006 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

          (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  the information  contained in such Report fairly presents, in all
               material  respects,   the  financial  condition  and  results  of
               operations of NOVA Chemicals Corporation.





                                       /s/ Larry A. MacDonald
                                       -----------------------
                                       Larry A. MacDonald
July 20, 2006                          Chief Financial Officer